Chemical Banking Corporation                     NEWS RELEASE
270 Park Avenue
New York, NY 10017-2070



Press Contacts:  Ken Herz
                 212-270-4621
                 John Stefans
                 212-270-7438

Investor Contact:
                 John Borden
                 212-270-7318


         NEW YORK, May 27 -- Chemical Banking Corporation announced today that it intends to repurchase up to 10 million shares of its common stock on the open market from time to time during the next 12 months. Shares repurchased are expected to be used to cover future issuance needs of the corporation over the next two years.

         Chemical also announced that it will redeem all shares of its adjustable rate Series C Preferred Stock on July 15, 1994, at a redemption price of $12.36 per share, plus accrued and unpaid dividends from July 1, 1994 through July 15, 1994. Chemical will pay the regular quarterly dividend on the Series C Preferred Stock on June 30, 1994 to holders of record on June 15, 1994, as previously announced.

         Chemical said that it will also issue $200 million of Adjustable Rate Cumulative Preferred Stock through a group of underwriters led by Morgan Stanley.

         Chemical intends to use its own cash resources and the proceeds of the new preferred stock issuance to fund the purchase of its common stock and the redemption of the Series C Preferred Stock. At May 27, 1994, there were approximately 34 million shares of Series C Preferred Stock and 254 million shares of common stock outstanding.


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 Chemical Banking Corporation              NEWS RELEASE
 270 Park Avenue
 New York, NY 10017-2070

  Press Contacts: Chemical Bank            Margaretten Financial
                  Judy Walsh               Bruce Schnelwar
                  (212) 270-2914           Executive Vice President & CFO
                                           (908) 324-4183
                  Ken Herz
                  (212) 270-4621           Morgen-Walke Associates
                                           Michelle Katz/Jeff Majtyka
                                           (212) 850-5600
  Investor Contact:

                  John Borden
                  (212) 270-7318


                                 For Immediate Release
                                 Wednesday, June 1, 1994

  CHEMICAL AND MARGARETTEN RECEIVE ANTITRUST CLEARANCE

   New York, June 1 -- Chemical Banking Corporation and Margaretten Financial Corporation today announced that early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act has been granted for the acquisition of Margaretten by Chemical Bank, National Association, a wholly-owned bank subsidiary of Chemical Banking Corporation.

   The expiration of the waiting period is one of the conditions to the tender offer for shares of Margaretten's common stock and depositary shares for Margaretten's 8.25% Cumulative Preferred Stock, Series A, by a subsidiary of Chemical Bank, National Association. The offer is scheduled to expire on June 15, 1994 unless extended by Chemical Bank, National Association.

   Chemical Banking Corporation is a worldwide banking organization with $164.2 billion in assets and nearly $11 billion in equity. It is the fourth largest bank holding company in the United States, with major global markets.

   Margaretten Financial Corporation, located in Perth Amboy, New Jersey, is the parent company of one of the nation's leading mortgage banking firms, Margaretten & Company, Inc. Its primary business is the origination, purchase, sale and servicing of residential mortgage loans. Its Retail Division has 78 branch and satellite offices in 21 states, and its Wholesale Division operates primarily in California, the Pacific Northwest, Texas, Arizona, Georgia and Ohio.


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